UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 000-06708

NAUTICA ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

40 West 57th Street, Eighth Floor
New York, New York 10019
(212) 541-5757
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.10 Per Share
(Title of each class of securities covered by this form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.10 per share	One

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nautica Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NAUTICA ENTERPRISES, INC.

Date: August 27, 2003	By:	/s/ Harvey Sanders

Name: Harvey Sanders
Title: Chairman & CEO

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